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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INTRICON CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

46121H109
___________________________
(CUSIP Number)

FEBRUARY 11, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons [entities only]

Moreton Bay Capital, LLC
77-0581940

2	Check The Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

California

	Number of Shares	5	Sole Voting Power
Benefically owned
	by each	6	Shared Voting Power 152,000 (1)
reporting
	person with	7	Sole Dispositive Power

		8	Shared Dispositive Power 152,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 152,000 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11	Percent Of Class Represented by Amount in Row (9) 2.6%

11	Type Of Reporting Person (See Instructions) IA

(1) The filing of this schedule shall not be construed as an admission that Moreton Bay Capital, LLC is, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the “Act”), the beneficial owner of any securities covered by this Schedule.

CUSIP No. 46121H109

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons [entities only]

Phillip R. Butts

2	Check The Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization

California

	Number of Shares	5	Sole Voting Power
Benefically owned
	by each	6	Shared Voting Power 152,000 (2)
reporting
	person with	7	Sole Dispositive Power

		8	Shared Dispositive Power 152,000 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 152,000 (2)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11	Percent Of Class Represented by Amount in Row (9) 2.6%

11	Type Of Reporting Person (See Instructions) IN, HC

(2) The filing of this Schedule shall not be construed as an admission that Phillip R. Butts is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule.

Item 1.

(a)	Name of Issuer

Intricon Corp.

(b)	Address of Issuer’s Principal Executive Offices

1260 Red Fox Road, Arden Hills MN 55112-6944, United States
Item 2.

(a)	Name of Person Filing

This statement is being filed by (i) Moreton Bay Capital, LLC, a California limited liability company and a California registered investment adviser (“IA”), and (ii) Phillip R. Butts (“President”) (collectively, the “Reporting Persons”). President controls IA by virtue of President’s position as president and majority owner of IA.

(b)	Address of Principal Business Office or, if none, Residence

IA’s principal place of business is located at:
1105 Chapala Street, Suite 6, Santa Barbara, California 93101

President’s principal place of business is located at:
1105 Chapala Street, Suite 6, Santa Barbara, California 93101

(c)	Citizenship

Item 4 of each cover page is incorporated by reference.

(d)	Title of Class of Securities

Common Stock, par value $1.00 per share

(e)	CUSIP Number

46121H109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	_____	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	_____	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	_____	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	_____	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	X	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	_____	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	_____	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	_____	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	_____	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	_____	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 152,000 (3).

(b)	Percent of class: 2.6%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote _______.

(ii) Shared power to vote or to direct the vote 152,000 (3).

(iii) Sole power to dispose or to direct the disposition of _______.

(iv) Shared power to dispose or to direct the disposition of 152,000 (3).

(3) The filing of this Schedule shall not be construed as an admission that either IA or President is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X .

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Not applicable.

Item 9.   Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 11, 2008

MORETON BAY CAPITAL, LLC

/s/ Phillip R. Butts
Phillip R. Butts, President

PHILLIP R. BUTTS

/s/ Phillip R. Butts Phillip R. Butts

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

SIGNATURE

Date: February 11, 2008

MORETON BAY CAPITAL, LLC

/s/ Phillip R. Butts
Phillip R. Butts, President

PHILLIP R. BUTTS

/s/ Phillip R. Butts Phillip R. Butts